U.S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549
                                                                SEC File Number
                                   FORM 12B-25                     000-29669
                                                                  CUSIP Number
                          NOTIFICATION OF LATE FILING              68274C 10 9
                                 (Check One):

      [ X ] Form 10-K and Form 10-KSB    [  ] Form 20-F    [  ] Form 11-K
                  [  ] Form 10-Q and 10-QSB    [  ] Form N-SAR

         For Period Ended: December 31, 2002
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

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PART I - REGISTRANT INFORMATION
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Full name of Registrant:     OnLine Power Supply, Inc.

Former Name if Applicable:   N/A

Address of Principal Executive Office (Street and Number):

                             8100 South Akron, #308
City, State and Zip Code:    Englewood, CO  80112

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
  X             thereof will be filed on or before the fifteenth calendar
-----           day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

          As of the date of this Notice, the Registrant has been unable to complete the Annual Report on Form 10-KSB due to a series of unforeseen events (when considered collectively) that have caused losses of time and interruptions to the report processing timeline:

          The scheduling of the annual audit was voluntarily moved from February to mid-March as an accommodation to our auditors and was believed to leave adequate time for final processing, drafting and certification of the report.

          In the middle of the process, we were interrupted for 3 working days due to the unprecedented amount of snowfall virtually crippling the city during the entire week of March 21st.

          After the storm, the city inspector temporarily condemned our office building for 5 days declaring it an illegal act to enter the premises. The power and all services were shut off to the space because of the sagging roof caused by 36 inches of snowfall. After the snow melted and after further inspections, we were again allowed into our offices March 24th. According to city sources, 30 roofs collapsed (or threatening to collapse) in our immediate neighborhood because of the extraordinary weight of snow.

          Because the audited financial statements for 2002 are a critical component of the Form 10-KSB, we will not file portions of the report ahead of completion and filing of the complete report, which will include those financial statements. The Form 10-KSB will be filed on or before April 15, 2003.

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



 Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

                STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s). [ X ]Yes [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ]Yes [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Following is the summary financial information for the periods ending December 31, 2002 and 2001. The 2002 results may be subject to change during the financial audit in process.

                                              Years Ended
                                 --------------------------------------
                                 December 31, 2002    December 31, 2001
                                 -----------------    -----------------

     Revenues                      $ 2,924,960          $ 2,253,295
     Cost of revenues                1,953,375            2,111,780
                                   -----------          -----------
     Gross profit                      971,585              141,515

     R & D,  and manufacturing
         support costs               1,977,812            2,013,513
     Selling, general and
        administrative               3,493,477            3,337,636
                                   -----------          -----------

     Operating (loss)               (4,499,704)          (5,209,634)
     Other income (expense)             11,432              282,512
     Extraordinary Items              (665,000)              N/A
                                   -----------          -----------
     Net (loss)                    $(5,153,272)         $(4,927,122)



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



Part IV-Other Information (continued)

     (3) Narrative analysis of the above estimated operating results:

          OnLine reduced its workforce from 32 employees to 11 employees and downsized the operations during Q4 2002 that resulted in an overall reduction of general overhead costs by approximately $200,000 per month beginning December 1, 2002. The operating costs for 2002 began the year higher than 2001, but have been reduced this quarter and remain considerably lower than our historic overhead cost level.

          The most significant difference in the operating results from 2002 to 2001 is the current quarter's impairment loss due to a write off of $665,000 of asset values including un-amortized leasehold costs, some engineering equipment and $247,000 of the book value of production assets at our former contract manufacturer's production facility that may not be returned to us as a result of litigation between the parties.

          A significant improvement in our gross profit margins from 2001 to 2002 is the direct result of production start up costs and product development costs in 2001 that did not repeat during 2002. Our policy is to expense all production ramp up costs as additional costs of the initial production runs accordingly. In addition, the per unit cost of our product from our manufacturer has continued to drop as our production volumes increased. The margins for gross profit continue to increase modestly over time through cost savings and volume price breaks.

          Other income and (expense) reflects the interest earned on interest bearing accounts net of interest expense on equipment lease financing. Included is the interest earned on idle funds in 2001 and 2002. The investable funds decreased from $6,000,000 at the beginning of 2001 to zero at the end of 2002; earnings from the short term investment of these monies therefore decreased also. The use of the cash supported the monthly operating shortfalls during the two year period.




                            ONLINE POWER SUPPLY, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 28, 2003                       By:   /s/  Richard L. Millspaugh
                                                --------------------------------
                                                 RICHARD L. MILLSPAUGH
                                                 Chief Financial Officer




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